Exhibit 21.1

Transoma Medical, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation	Percentage of Ownership
Data Sciences UK, Inc.	MN	100
Data Sciences, GmbH	Germany	100
Data Sciences, EURL	France	100